FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



A. Notification of Interests in Shares


1) Options Granted under the BG Group Company Share Option Scheme (CSOS)


BG Group plc has today received notification from the following Executive Directors and PDMRs that, on 5 September 2007, they were each granted an option under the rules of the CSOS to acquire the following Shares at a price of GBP7.92 per Share:


Options granted under the CSOS are normally exercisable between 3 and 10 years after the date of grant and their exercise is conditional upon the achievement of specified performance criteria.

Name        Total number of Share Total number of Share options held under all
            options granted       BG share option schemes after this grant
            on 5 September 2007

Executive Directors

Frank                   505,050                                      3,530,297
Chapman

William
Friedrich               376,262                                      2,294,449

Ashley                  303,030                                      1,406,674
Almanza

PDMRs

Jorn Berget             214,646                                        657,726

Charles                  99,114                                        450,895
Bland

Mark Carne              214,646                                        577,976

Peter Duffy             104,293                                        663,050

Stuart Fysh             214,646                                        697,080

Martin                  214,646                                        688,114
Houston

Keith                    21,307                                         68,760
Hubber

Rick                    119,249                                        558,146
Waddell

These options are normally exercisable between 5 September 2010 and 4 September 2017.


2) Awards under the BG Group Long Term Incentive Scheme (LTIS)


BG Group plc has today also received notification from the following Executive Directors and PDMRs that, on 5 September 2007, they were each allocated the following Shares under the rules of the LTIS:

Name           Number of Shares   Total number of Shares allocated under the BG
               allocated          LTIS after this award
               on 5 September
               2007

Executive Directors

Frank Chapman           553,426                                      1,743,932

William
Friedrich               320,369                                      1,127,178

Ashley Almanza          258,016                                        884,909

PDMRs

Jorn Berget             199,121                                        705,588

Charles Bland            87,010                                        325,811

Mark Carne              199,121                                        572,248

Peter Duffy              91,557                                        330,358

Stuart Fysh             199,121                                        539,362

Martin Houston          199,121                                        529,230

Keith Hubber             16,810                                         39,914

Rick Waddell            110,624                                        417,091


Under normal circumstances, the Shares will not be released until after the performance period of 3 years, commencing on 5 September 2007. The release will be conditional upon the achievement of specified performance criteria.


The number of Shares shown is the maximum number which could be released under the terms of the Scheme if the performance criteria were to be met in full.


Today, the Company also received notification of the awards from the trustee of the LTIS.


3) Release of Shares under Long Term Incentive Scheme (LTIS)


BG Group plc has also received notification today from the following Executive Directors and Persons Discharging Managerial Responsibilities (PDMRs) that, on
3 September 2007, they became entitled to the Shares set out in the table below, as a result of the vesting of awards allocated to them under the rules of the LTIS on 3 September 2004. Based upon the performance criteria which applied to these awards, 75% of the original allocations have vested. In transferring these Shares to the beneficiaries below, the trustee of the LTIS has withheld the amount of Shares, referred to below, equivalent to the individual income tax and NI liability arising for each of the Executive Directors and PDMRs, to be settled by the Company through PAYE.


As a result of the above, the Executive Directors' and PDMRs' individual interests in the Shares of BG Group plc are as follows:

          Number of     Number of Shares  Shares       Resulting Beneficial
          Shares vested withheld to cover transferred  Interest in Shares on 6
          on 3          tax and NI        on 6         September 2007 after LTIS
          September     liability         September    transfer
          2007                            2007

Executive Directors

Frank         562,500           230,625      331,875                   768,217
Chapman*

William
Friedrich     435,000           178,350      256,650                   626,770

Ashley        300,000           123,000      177,000                   354,118
Almanza*

PDMRs

Charles       120,000            49,200       70,800                   245,333
Bland

Peter         120,000            49,200       70,800                   173,886
Duffy

Stuart        150,000            61,500       88,500                   408,455
Fysh

Martin        150,000            61,500       88,500                   356,515
Houston

Rick          150,000            54,675       95,325                   177,566
Waddell


*4) Mr Frank Chapman & Mr Ashley Almanza (Executive Dirctors)


The Company today received notification from Mr Frank Chapman, Chief Executive, and Mr Ashley Almanza, Chief Financial Officer, that subsequent to the transfer of the shares referred to in 3) above, they sold BG Group plc Ordinary 10p Shares on 6 September 2007 as detailed below. Mr Almanza further advised that he exercised options today under the BG Group Company Share Option Scheme (CSOS) over 204,066 Ordinary Shares of 10p each at a price of GBP2.705 per share and over 250,000 Shares at a price of GBP3.4733 per share. He subsequently sold
290, 831 Shares at the price per share shown below.



        Beneficial Shares    Shares sold on 6      Resulting Beneficial Interest
        Interest   acquired  September 2007 and    in Shares
        in Shares  on        price per share at
        on                   which sold
        5          6                               on 6 September 2007 after
        September  September                       acquisition and sale of
        2007       2007                            shares and % of issued
                                                   capital represented

Frank    436,342   331,875                50,000                       718,217
Chapman            (LTIS)            (GBP8.09508)                       (0.021%)

Ashley   177,118   177,000               200,000                       317,353
Almanza            (LTIS)            (GBP8.1077)                        (0.009%)

                   454,066                290,831**
                   (CSOS)            (GBP8.062575)

** Following exercise of option



5) Mr Keith Hubber (Person discharging managerial responsibility)


The Company has received notification from Mr Keith Hubber, Acting General Counsel, that he exercised options today under the BG Group Company Share Option Scheme over 11,737 ordinary shares of 10p each, at a price of GBP3.4733 per share. He subsequently sold the shares at a price of GBP8.105 per share.


Mr Hubber's beneficial interests in the ordinary share capital of BG Group plc are therefore still 6,726 shares, representing 0.0002% of the shares in issue.



B. TRANSACTION IN OWN SHARES

BG Group plc announces that it has today transferred 2,031,851 ordinary shares to participants of its Long Term Incentive Scheme, at the direction of the Trustee of the Scheme. The transferred shares were formerly held in Treasury.

Following the above transfer, BG Group plc holds 197,449,739 ordinary shares in Treasury and has a total of 3,368,340,688 ordinary shares (excluding shares held in Treasury) in issue.

6 September 2007


Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 06 September 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary